CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY CPI INTERNATIONAL, INC. PURSUANT TO
17 CFR 200.83, AND ACCORDINGLY, THIS LETTER OMITS CONFIDENTIAL INFORMATION
INCLUDED IN THE UNREDACTED VERSION OF THE LETTER DELIVERED TO THE SECURITIES AND
EXCHANGE COMMISSION IN PAPER FORMAT. ASTERISKS BELOW DENOTE OMISSIONS OF
INFORMATION.

                             CPI INTERNATIONAL, INC.
                                 811 HANSEN WAY
                        PALO ALTO, CALIFORNIA 94303-1110

                                February 10, 2006

VIA OVERNIGHT COURIER

Michele M. Anderson, Esq.
Legal Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Washington D.C. 20549

            Re:  CPI INTERNATIONAL, INC. (F/K/A CPI HOLDCO, INC.)
                 REGISTRATION STATEMENT ON FORM S-1 FILED ON DECEMBER 23, 2005
                 REGISTRATION NO. 333-130662
                 ---------------------------------------------------------------

Dear Ms. Anderson:

         We are writing in response to your letter to CPI International, Inc.,
f/k/a CPI Holdco, Inc. (the " COMPANY" or "WE") dated January 20, 2006. Please note that effective as of January 17, 2006, we changed our name from "CPI
Holdco, Inc." to "CPI International, Inc." We have considered the comments of the Staff (the "STAFF") of the Securities and Exchange Commission relating to our Registration Statement on Form S-1 (File No. 333-130662), filed on December
23, 2005 (the "REGISTRATION STATEMENT") and have set forth below our responses to each of the comments thereto. Concurrently with this letter, we are filing
Amendment No. 1 to the Registration Statement (the "FIRST AMENDMENT"),
reflecting changes arising out of your comments. Comment numbering used for each response below corresponds to the comment numbering used in the Staff's letter.

         Please note that concurrent with the submission of this response letter, we are submitting a request under separate cover for the confidential and nonpublic treatment of certain portions of this response letter under the rules of the Securities and Exchange Commission. Accordingly, we are filing a redacted copy of this letter via EDGAR.

                                      *****

Ms. Michelle M. Anderson
February 10, 2006

FORM S-1
--------

1.       WE NOTE A NUMBER OF BLANK SPACES THROUGHOUT YOUR REGISTRATION STATEMENT
         FOR INFORMATION THAT YOU ARE NOT ENTITLED TO OMIT UNDER RULE 430A, SUCH
         AS THE ANTICIPATED PRICE RANGE. PLEASE NOTE THAT WE MAY HAVE ADDITIONAL
         COMMENTS ONCE YOU HAVE PROVIDED THIS DISCLOSURE.

         THEREFORE, PLEASE ALLOW US SUFFICIENT TIME TO REVIEW YOUR COMPLETE
         DISCLOSURE PRIOR TO ANY DISTRIBUTION OF PRELIMINARY PROSPECTUSES.

         We acknowledge the Staff's comment and will complete the omitted information in our subsequent amendment(s) to the Registration Statement. We will provide you with sufficient time to review our complete disclosure prior to any distribution of preliminary prospectuses.

2.       WE ENCOURAGE YOU TO FILE ALL EXHIBITS WITH YOUR NEXT AMENDMENT OR
         OTHERWISE FURNISH US DRAFTS OF YOUR LEGALITY OPINION AND UNDERWRITING
         AGREEMENT. WE MUST REVIEW THESE DOCUMENTS BEFORE THE REGISTRATION
         STATEMENT IS DECLARED EFFECTIVE, AND WE MAY HAVE ADDITIONAL COMMENTS.

         We acknowledge the Staff's comment and have filed a form of our legality opinion as Exhibit 5.1 to the First Amendment. We will file the remaining exhibits, including the underwriting agreement, in our subsequent amendment(s) to the Registration Statement.

3.       PLEASE PROVIDE US WITH COPIES OF YOUR PROSPECTUS ARTWORK PRIOR TO
         CIRCULATING YOUR PRELIMINARY PROSPECTUS. SINCE WE MAY HAVE COMMENTS
         THAT COULD RESULT IN MATERIAL REVISIONS TO YOUR ARTWORK, PLEASE PROVIDE
         US WITH SUFFICIENT TIME TO COMMENT ON YOUR ARTWORK PRIOR TO CIRCULATING
         YOUR PRELIMINARY PROSPECTUS. SEE ITEM VIII OF THE MARCH 31, 2001
         QUARTERLY UPDATE TO THE DIVISION OF CORPORATION FINANCE'S CURRENT
         ISSUES AND RULEMAKING PROJECTS OUTLINE, WHICH IS AVAILABLE ON OUR
         WEBSITE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/CFCRQ032001.HTM.

         We acknowledge the Staff's comment and will provide you with a copy of our prospectus artwork prior to circulating our preliminary prospectus. In doing so, we will provide you with sufficient time to comment on our artwork prior to circulating our preliminary prospectus.

Ms. Michelle M. Anderson
February 10, 2006

PROSPECTUS COVER PAGE
---------------------

4.       REMOVE THE REFERENCE TO "JOINT BOOK-RUNNING MANAGERS" FROM YOUR COVER
         PAGE. THIS INFORMATION IS NOT REQUIRED BY ITEM 501 OF REGULATION S-K,
         IS NOT MATERIAL TO AN INVESTMENT DECISION AND IS MORE APPROPRIATE UNDER
         THE HEADING "PLAN OF DISTRIBUTION." YOU MAY INCLUDE THE REFERENCE ON
         THE BACK COVER PAGE OF THE PROSPECTUS.

         We have complied with the Staff's comment and have deleted the reference to "Joint Book-Running Managers" from the cover page of the prospectus. We have not included this reference on the back cover page of the prospectus.

INSIDE COVER PAGE
-----------------

5.       REMOVE THE EXTRANEOUS INFORMATION FROM THE INSIDE FRONT COVER PAGE THAT
         IS NOT REQUIRED BY ITEM 502 OF REGULATION S-K. PLEASE REPOSITION THE
         FIRST AND THIRD PARAGRAPHS FOLLOWING THE TABLE OF CONTENTS TO SOMEWHERE
         AFTER THE FOREPART OF THE PROSPECTUS, TO THE EXTENT THE INFORMATION IS
         NOT DUPLICATED ELSEWHERE IN THE DOCUMENT.

         We have complied with the Staff's comment. Please see pages i and 21, and the back cover, of the prospectus.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

6.       PLEASE REVISE TO REMOVE THE SECOND, THIRD AND FOURTH ITALICIZED
         PARAGRAPHS AT THE TOP OF PAGE 1. THE SECOND PARAGRAPH SHOULD BE REMOVED
         BECAUSE GLOSSARIES ARE GENERALLY INAPPROPRIATE IN THE SUMMARY. INSTEAD,
         REVISE TO MAKE THE DISCUSSION CLEAR FROM ITS CONTEXT. THE THIRD
         PARAGRAPH IS NOT SO KEY TO INVESTORS AS TO WARRANT SUMMARY DISCLOSURE.
         THE FOURTH PARAGRAPH IS AN INAPPROPRIATE LIMITATION ON YOUR DISCLOSURE
         OBLIGATIONS.

         We have complied with the Staff's comment and have removed the paragraphs that the Staff requested we remove. In addition, we have made appropriate revisions to the prospectus summary and other sections of the prospectus in response to the removal of the glossary previously contained in the summary.

7.       AS CURRENTLY DRAFTED AT FIVE PAGES, THE SUMMARY SECTION IS TOO LONG.
         ALSO, MUCH OF THE SUMMARY AS CURRENTLY DRAFTED SIMPLY REPEATS
         DISCLOSURE IN YOUR BUSINESS DISCUSSION. THE SUMMARY SHOULD PROVIDE A
         BRIEF NON-REPETITIVE, NON-GENERIC DISCUSSION OF THE MOST MATERIAL
         ASPECTS OF YOU AND YOUR OFFERING. PLEASE REDUCE THE AMOUNT OF DETAIL BY
         CAREFULLY CONSIDERING AND IDENTIFYING THOSE ASPECTS OF THE OFFERING
         THAT ARE THE MOST SIGNIFICANT AND DETERMINE HOW BEST TO HIGHLIGHT THOSE
         POINTS IN CLEAR, PLAIN LANGUAGE. FOR EXAMPLE, CONSIDER SIGNIFICANTLY

Ms. Michelle M. Anderson
February 10, 2006

         REDUCING OR DELETING THE SUBSECTIONS ENTITLED OUR COMPETITIVE STRENGTHS
         ON PAGE 2, OUR STRATEGY ON PAGES 3 THROUGH 4 AND MARKET TRENDS ON PAGES
         4 THROUGH 5. THIS DISCLOSURE IS TOO DETAILED FOR THE SUMMARY AND IS
         MORE APPROPRIATE FOR YOUR BUSINESS DISCUSSION.

         We have complied with the Staff's comment and have reduced the length of the summary section from five pages to three pages. Please see pages 1-3 of the prospectus.

8.       AFTER YOU REDUCE THE SUMMARY, PLEASE REVISE THE BEGINNING OF YOUR
         PROSPECTUS SUMMARY TO DISCLOSE VERY BRIEFLY THE FOLLOWING INFORMATION:

          o    FOLLOWING THIS OFFERING, YOU WILL BE CONTROLLED BY AFFILIATES OF
               THE CYPRESS GROUP, WHO WILL OWN _______% OF YOUR EQUITY, CONTROL
               ______% OF YOUR VOTING POWER AND HAVE THE ABILITY TO INFLUENCE
               THE MANAGEMENT AND AFFAIRS OF THE COMPANY.

          o    THE PROCEEDS FROM THE IPO WILL BE USED TO REDEEM, REPURCHASE OR
               REPAY DEBT, A PORTION OF WHICH YOU USED TO PAY $________ IN CASH
               DIVIDENDS TO THE AFFILIATES OF THE CYPRESS GROUP IN 2005.

          o    YOU WILL HAVE A SIGNIFICANT AMOUNT OF DEBT THAT EXCEEDS THE
               AMOUNT OF YOUR TANGIBLE NET ASSETS.

          o    YOU HAVE A HISTORY OF NET LOSSES WITH THE EXCEPTION OF FISCAL
               YEARS 2003 AND 2005.

         We acknowledge the Staff's comment and have included language in the summary section describing the risks and considerations suggested by the Staff.
However, please note that we have placed the new language in a separate section at the end of the summary, rather than the beginning. Please see page 3 of the prospectus. We have done so because we believe that including these concepts as the first paragraph of our prospectus places undue emphasis on these concepts and could therefore be misleading to investors. In our experience, most issuers do not include language of this type as the first paragraph of their prospectus.
If we were to do so, we believe it would suggest to investors that these risks and considerations--which we believe to be common to many issuers--are somehow more applicable to us, or present greater risks to us, than to other issuers.

9.       YOU USE A SIGNIFICANT AMOUNT OF BUSINESS, TECHNICAL AND MILITARY JARGON
         IN YOUR PROSPECTUS, WHICH MAKES IT DIFFICULT TO EVALUATE WHAT GOODS OR
         SERVICES YOU PROVIDE AND TO WHOM. GENERALLY REVISE TO REDUCE THE USE OF
         JARGON AND INSTEAD USE EVERYDAY DESCRIPTIONS. EXAMPLES OF TERMS YOU
         SHOULD REVISE INCLUDE:

          o    "FREQUENCY ('RF') SOLUTIONS," "MICROWAVE SOLUTIONS" AND
               VARIATIONS ON "SOLUTIONS" - SIMPLY DESCRIBE THE GOODS OR SERVICES
               YOU PROVIDE;

          o    "LEVERAGE;"

          o    "OUR PRODUCTS ARE CONSUMABLE" - CLARIFY "CONSUMABLE;"

Ms. Michelle M. Anderson
February 10, 2006

          o    "WE WORK WITH OUR CUSTOMERS ON AN OPPORTUNISTIC BASIS;"

          o    "THREAT COUNTERMEASURES," "NON-LETHAL WEAPONS APPLICATIONS,
               "ACTIVE DENIAL" AND OTHER MILITARY JARGON - EXPLAIN SUCH TERMS IN
               EVERYDAY LANGUAGE THAT IS LESS ABSTRACT; AND

          o    "KLYSTRON" - WHILE THIS IS A USEFULLY SPECIFIC TERM, YON SHOULD
               ALSO EXPLAIN WHAT IT MEANS AND WHY IT IS SIGNIFICANT TO INVESTORS
               IN EVERYDAY LANGUAGE.

         THESE ARE ONLY EXAMPLES. REVISE TO ELIMINATE TECHNICAL AND BUSINESS
         JARGON FROM THE PROSPECTUS SUMMARY AND TO REDUCE THE AMOUNT OF JARGON
         THROUGHOUT THE REMAINDER OF THE PROSPECTUS.

         We acknowledge the Staff's comment and have revised the prospectus summary, as well as the other sections of the prospectus, to reduce the use of technical and business jargon throughout the prospectus.

10.      ELIMINATE THE USE OF THE UNNECESSARY ACRONYMS SUCH AS "CAGR," "TSAT,"
         "AEHF" AND "TED" FROM YOUR SUMMARY SINCE THEIR MEANINGS ARE UNCLEAR
         WITHOUT THE BENEFIT OF AN EXPLANATION. SEE SECURITIES ACT RULE 421(B).
         IN ADDITION, PLEASE CONSIDER LIMITING YOUR USE OF THESE AND OTHER
         UNNECESSARY ACRONYMS APPEARING THROUGHOUT THE REMAINDER OF THE
         PROSPECTUS.

         We acknowledge the Staff's comment, and in response thereto, we have revised the prospectus summary to eliminate the use of almost all acronyms. We have also revised the other sections of the prospectus to reduce our use of acronyms. Generally, where we have retained acronyms in the prospectus, we have done so because the items represented by those acronyms (e.g., F-16 aircraft)
are better known by their acronyms than they would be by using a mere explanation or description of the acronym. Also, in other instances, we have attempted to describe or define the acronym in the first place where it is used.

11.      YOU MAKE SEVERAL STATEMENTS THAT YOU ARE A "LEADING PROVIDER" OF
         "SOLUTIONS" AND SIMILAR STATEMENTS. IN EACH CASE, REVISE YOUR
         DISCUSSION AS NECESSARY TO CLEARLY CHARACTERIZE THOSE ASSERTIONS AS
         YOUR BELIEFS AND TO SUBSTANTIATE THEM WITH SUPPORTING DATA AND DETAILS.
         FOR EXAMPLE, YOU SHOULD QUANTIFY YOUR REFERENCE ON PAGE 48 TO A "LARGE
         INSTALLED BASE" AND PROVIDE MORE QUANTITATIVE DETAIL TO SUPPORT SIMILAR
         STATEMENTS. IF YOU CANNOT SUPPORT YOUR STATEMENTS, THEN YOU SHOULD
         DELETE THEM. ALSO PROVIDE OBJECTIVE SUPPORT FOR YOUR STATEMENTS IN THE
         SUMMARY AND ELSEWHERE REGARDING MARKET TRENDS AND YOUR MARKET POSITION,
         SUCH AS THE ASSERTION THAT "[T]HE U.S. MARKET FOR RADIOTHERAPY
         EQUIPMENT IS PROJECTED TO GROW AT A CAGR OF 9.3% BETWEEN 2004 AN 2009."
         HIGHLIGHT THE SPECIFIC PORTIONS OF OUR SUPPORTING MATERIALS UPON WHICH
         YOU ARE RELYING SO THAT WE CAN REFERENCE THEM EASILY.

Ms. Michelle M. Anderson
February 10, 2006

         We acknowledge the Staff's comment. We have revised our discussion in the prospectus as necessary to qualify or characterize as our beliefs any statements that we are a "leading provider" of "solutions" and similar statements where we believe that we do not have the data necessary to support those statements without qualification. We have also quantified references to
"large installed base" and similar statements throughout the prospectus. In particular, please see pages 1-3 and 52-68 of the prospectus. We have submitted to the Staff supplemental information under separate cover providing certain supporting data and details.

         In addition, we have provided, as supplemental information under separate cover, support for our statements in the prospectus regarding market trends and our market position.

12.      REVISE THE THIRD PARAGRAPH UNDER "OUR COMPANY" TO QUANTIFY THE PORTION
         OF YOUR REVENUES ATTRIBUTABLE TO VARIAN MEDICAL SYSTEMS. ALSO REVISE
         THE NEXT PARAGRAPH TO CLARIFY THAT THE U.S. GOVERNMENT IS THE ONLY
         CUSTOMER THAT ACCOUNTED FOR 10% OR MORE OF YOUR REVENUES IN THE PAST
         THREE FISCAL YEARS. WE REMIND YOU TO FILE ANY CONTRACTS WITH THESE OR
         ANY OTHER PARTIES UPON WHICH YOUR BUSINESS IS SUBSTANTIALLY DEPENDENT
         AS EXHIBITS TO THE REGISTRATION STATEMENT PURSUANT TO ITEM 601(B)(10)
         OF REGULATION S-K.

         We acknowledge the Staff's comment and have added the following statement to the third paragraph under the heading "Our Company" in the prospectus summary:

                  "The U.S. Government is the only customer that accounted for more than 10% of our revenues in the last three fiscal years."

         We do not believe that Regulation S-K requires us to quantify the portion of our revenues attributable to Varian Medical Systems in the prospectus, and accordingly, we have not included that information in the First
Amendment. However, as supplemental information for the Staff, please note that the percentage of our revenues attributable to Varian Medical Systems for each of the past three fiscal years has been between 4% and 5%.

         We also note that we have filed any contracts upon which our business is substantially dependent as exhibits to the registration statement, as required by Item 601(b)(10) of Regulation S-K.

SUMMARY CONSOLIDATED AND PRO FORMA COMBINED FINANCIAL DATA, PAGES 7-8
---------------------------------------------------------------------

13.      PLEASE REMOVE THE PRO FORMA INCOME STATEMENT FROM PAGE 8, AS ARTICLE 11
         OF REGULATION S-X ONLY ALLOWS FOR PRO FORMA INFORMATION GIVING EFFECT
         TO A PURCHASE BUSINESS COMBINATION THAT HAS BEEN CONSUMMATED DURING THE
         MOST RECENT FISCAL YEAR OR SUBSEQUENT INTERIM PERIOD. YOU SHOULD INSERT
         A BOLD LINE TO

Ms. Michelle M. Anderson
February 10, 2006

         SEPARATE YOUR PREDECESSOR'S FISCAL 2004 HISTORIC RESULTS OF OPERATIONS
         FROM YOUR RESULTS OF OPERATIONS.

         We have complied with the Staff's comment. Please see pages 5-8 of the prospectus.

RISK FACTORS, PAGE 11
---------------------

14.      PLEASE REFER TO THE LAST TWO SENTENCES OF THE INTRODUCTORY PARAGRAPH.
         THE RISK FACTORS SECTION MUST DISCUSS ALL KNOWN MATERIAL RISKS. PLEASE
         DELETE ANY LANGUAGE THAT SUGGESTS MATERIAL RISKS ARE NOT DISCUSSED IN
         THIS SECTION.

         We have complied with the Staff's comment. Please see page 9 of the prospectus.

RISKS RELATING TO OUR BUSINESS, PAGE 11
---------------------------------------

THE MARKETS IN WHICH WE SELL OUR PRODUCTS ARE COMPETITIVE ..., PAGE 11
----------------------------------------------------------------------

15.      THIS RISK FACTOR IS TOO VAGUE IN THAT YOU DO NOT PRESENT SUFFICIENT,
         BUT NOT EXCESSIVE, INFORMATION FOR INVESTORS TO ASSESS THE MAGNITUDE OF
         THE RISK. PLEASE REVISE ACCORDINGLY. AS CURRENTLY DRAFTED, THIS RISK
         FACTOR IS ALSO GENERIC IN THAT IT COULD APPLY TO ANY COMPANY. PLEASE
         REVISE TO CLEARLY EXPLAIN HOW EACH RISK APPLIES TO YOUR INDUSTRY,
         COMPANY, OR OFFERING. ADDITIONALLY, PLEASE REVISE THE BODIES OF THIS
         AND YOUR OTHER RISK FACTORS SO THAT THE BODIES OF THE RISK FACTORS
         EXPLAIN HOW THE RISK DESCRIBED IN THE CAPTION MAY OCCUR AND AVOID THE
         GENERIC CONCLUSION THAT THE RISKS "MAY MATERIALLY HARM OUR OPERATIONS"
         OR THAT YOUR OPERATIONS "MAY BE MATERIALLY AND ADVERSELY AFFECTED."

         We have complied with the Staff's comment. Please see pages 9-20 of the prospectus.

A SIGNIFICANT PORTION OF OUR SALES IS ..., PAGE 11
--------------------------------------------------

16.      THIS RISK FACTOR BUNDLES TOGETHER MULTIPLE DISTINCT RISKS INCLUDING THE
         RISK THAT U.S. GOVERNMENT EXPENDITURES MAY DECLINE, THE BULLET LIST OF
         RISKS AT THE TOP OF PAGE 12, RISKS DUE TO WHISTLE BLOWER SUITS AND
         RISKS DUE TO THE COMPETITIVE BIDDING PROCESS. IN ORDER TO GIVE THE
         PROPER PROMINENCE TO EACH RISK YOU PRESENT, PLEASE ASSIGN EACH RISK ITS
         OWN DESCRIPTIVE SUBHEADING AND TAILOR THE RISKS TO YOUR CIRCUMSTANCES.

         We have complied with the Staff's comment. Please see pages 9-11 of the prospectus.

Ms. Michelle M. Anderson
February 10, 2006

WE MAY NOT BE SUCCESSFUL IN OBTAINING ..., PAGE 14
--------------------------------------------------

17.      PROVIDE A FEW EXAMPLES OF THE REASONS WHY THE RELEVANT GOVERNMENT
         AGENCIES MIGHT TERMINATE OR SIGNIFICANTLY LIMIT YOUR ABILITY TO EXPORT.

         We have complied with the Staff's comment.  Please see pages 11 and 12 of the prospectus.

ENVIRONMENTAL REGULATION AND LEGISLATION ..., PAGE 14
-----------------------------------------------------

18.      THIS RISK FACTOR ALSO BUNDLES MULTIPLE DISTINCT RISKS INCLUDING A
         PARAGRAPH DISCLOSING GENERAL RISKS RELATED TO ENVIRONMENTAL LAWS, RISKS
         RELATED TO THE SALE OF VARIAN AND RISKS RELATED TO YOUR SAN CARLOS
         FACILITY. IN ORDER TO GIVE THE PROPER PROMINENCE TO EACH RISK YOU
         PRESENT, PLEASE ASSIGN EACH RISK ITS OWN DESCRIPTIVE SUBHEADING AND
         TAILOR THE RISKS TO YOUR CIRCUMSTANCES.

         We have complied with the Staff's comment. Please see pages 12 and 13 of the prospectus.

WE HAVE HAD HISTORICAL LOSSES, PAGE 16
--------------------------------------

19.      THIS RISK FACTOR IS TOO VAGUE. REVISE TO PRESENT ENOUGH DETAIL FOR
         INVESTORS TO EVALUATE THE MAGNITUDE AND NATURE OF THE RISK. ALSO REVISE
         THE CAPTION SO THAT IT CLEARLY STATES A RISK TO INVESTORS. SIMILARLY
         REVISE YOUR OTHER RISK FACTORS AS APPROPRIATE. FOR EXAMPLE, THE
         FOLLOWING CAPTION, "BEING A PUBLIC COMPANY...," DOES NOT CLEARLY STATE
         A RISK TO INVESTORS.

         We have complied with the Staff's comment. Please see pages 9-20 of the prospectus.

RISKS RELATED TO OUR INDEBTEDNESS, PAGE 17
------------------------------------------

CPI HOLDCO IS A HOLDING COMPANY ..., PAGE 18
--------------------------------------------

20.      PLEASE REVISE TO DISCLOSE MORE CLEARLY HOW HAVING SUBSIDIARIES POSES A
         RISK TO INVESTORS. IN THIS REGARD, WE NOTE YOUR STATEMENT THAT "[O]UR
         SUBSIDIARIES ARE SEPARATE AND DISTINCT LEGAL ENTITIES AND ARE NOT
         OBLIGATED TO MAKE FUNDS AVAILABLE TO US IN THE FORM OF DISTRIBUTIONS,
         DIVIDENDS, ADVANCES, LOANS OR OTHERWISE." THIS STATEMENT SUGGESTS THAT
         YOU MAY NOT CONTROL YOUR SUBSIDIARIES AND THEY MAY BE CONTROLLED BY
         SOMEONE ELSE.

         We acknowledge the Staff's comment. The principal risk associated with the holding company structure is based on the following:

Ms. Michelle M. Anderson
February 10, 2006

          o    we have outstanding debt but have no operations of our own;

          o    we rely upon distributions from our subsidiary, Communications &
               Power Industries, Inc. in order to satisfy obligations under that debt; and

          o    our senior credit facilities and the indenture governing
               Communications & Power Industries' 8% senior subordinated notes restrict Communications & Power Industries' ability to make distributions to us.

         We have concluded that these concepts would be best described as additional risks associated with our indebtedness and therefore have amended the risk factor entitled "The agreements and instruments governing our debt contain restrictions and limitations that could limit our flexibility in operating our business" on pages 16 and 17 to include these concepts.

RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING, PAGE 19
------------------------------------------------------------

THE CONTROLLING POSITION OF CYPRESS ..., PAGE 20
------------------------------------------------

21.      REVISE THE FIRST PARAGRAPH TO EXPLAIN THAT A CONSEQUENCE OF CYPRESS'
         CONTROLLING POSITION IS ITS ABILITY TO DETER ANY CHANGE OF CONTROL
         ATTEMPTS.

         We have complied with the Staff's comment. Please see page 18 of the prospectus.

INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION ..., PAGE 21
--------------------------------------------------------------------

22.      PLEASE REVISE THIS RISK FACTOR TO QUANTIFY THE RISK IN EVERYDAY TERMS.
         IN OTHER WORDS, EXPLAIN THAT INVESTORS WHO PURCHASE SHARES WILL:

          o    PAY A PRICE PER SHARE THAT SUBSTANTIALLY EXCEEDS THE VALUE OF
               YOUR ASSETS AFTER SUBTRACTING YOUR LIABILITIES; AND

          o    CONTRIBUTE ______% OF THE TOTAL AMOUNT OF YOUR FUNDING BUT WILL
               OWN ONLY _____% OF THE SHARES OUTSTANDING.

         We have complied with the Staff's comment. Please see page 19 of the prospectus.

USE OF PROCEEDS, PAGE 23

23.      DISCLOSE MORE CLEARLY THAT YOU WILL USE PROCEEDS FROM THIS OFFERING TO
         REPAY DEBT, AND HIGHLIGHT THAT THE UNDERWRITERS ARE AFFILIATES OF YOUR
         LENDERS. PROVIDE A CROSS REFERENCE TO THE RELEVANT SECTION OF THE
         PROSPECTUS WHERE YOU DISCLOSE THE INTEREST RATE AND MATURITY OF THE
         INDEBTEDNESS YOU EXPECT TO REDUCE WITH THE PROCEEDS OF THE OFFERING.
         ALSO DISCLOSE HOW YOU USED THE PROCEEDS OF SUCH

Ms. Michelle M. Anderson
February 10, 2006

         INDEBTEDNESS THAT YOU INCURRED WITHIN THE PAST YEAR. SEE INSTRUCTION 4
         TO ITEM 504 OF REGULATION S-K.

         We have complied with the Staff's comment. Please see pages 22 and 23 of the prospectus.

24.      RECONCILE YOUR STATEMENT THAT YOU HAVE NOT DETERMINED WHICH PORTIONS OF
         YOUR INDEBTEDNESS WILL BE REDEEMED, REPURCHASED OR REPAID WITH THE
         SPECIFIC ALLOCATION OF THE OFFERING PROCEEDS IN THE PRELIMINARY NOTES
         (2), (3) AND (4) TO YOUR CAPITALIZATION TABLE. ALSO DISCLOSE THE EXTENT
         TO WHICH YOUR LOAN AGREEMENTS LIMIT THE AMOUNTS YOU ARE PERMITTED TO
         REDEEM OR REPURCHASE WITH THE OFFERING PROCEEDS.

         We have complied with the Staff's comment. Please see pages 25 and 26 of the prospectus.

SELECTED FINANCIAL DATA, PAGE 27
--------------------------------

25.      PROVIDE CASH DIVIDEND DECLARED PER COMMON SHARE DATA FOR EACH OF THE
         FIVE FISCAL YEARS. REFER TO ITEM 301 OF REGULATION S-K.

         We have complied with the Staff's comment. Please see pages 30 and 31 of the prospectus.

26.      WE NOTE YOUR PRESENTATION OF EBITDA AND THE NET INCOME (LOSS) TO EBITDA
         RECONCILIATION ON PAGES 9 AND 29. PLEASE CLEARLY EXPLAIN TO INVESTORS
         WHY YOU BELIEVE THIS NON-GAAP MEASURE IS USEFUL TO INVESTORS IN
         EVALUATING YOUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS. REFER TO
         ITEM 10(E) OF REGULATION S-K.

         We believe that the factors that we had previously listed in the presentation of EBITDA and the reconciliation of net income (loss) to EBITDA establish the usefulness of EBITDA as a measure for investors. However, to make this presentation easier to read, we have separated the factors and presented them as individual bullet points. Please see pages 7-8 and 31 of the prospectus.

27.      WE NOTE ON PAGE 29 THAT YOUR CALCULATION OF THE NON-GAAP MEASURE YOU
         CALL EBITDA INCLUDES ADJUSTMENTS FOR ITEMS SUCH AS WRITE-OFF OF
         GOODWILL AND IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT. MEASURES THAT
         ARE CALCULATED DIFFERENTLY THAN EBITDA AS DESCRIBED IN ITEM 10(E) OF
         REGULATION S-K AND THE RELATED ADOPTING RELEASE SHOULD NOT BE
         CHARACTERIZED AS "EBITDA." PLEASE REMOVE THESE ADJUSTMENTS FROM THE
         CALCULATION OF YOUR NON-GAAP MEASURE OR REVISE THE TITLE OF YOUR
         MEASURE TO CLEARLY IDENTIFY THE EARNINGS MEASURE BEING USED AND ALL
         ADJUSTMENTS. IT WOULD ALSO BE NECESSARY FOR YOU TO REVISE THE

Ms. Michelle M. Anderson
February 10, 2006

         DESCRIPTION OF THE CALCULATION OF YOUR NON-GAAP MEASURE IN FOOTNOTE (7)
         ON PAGE 9, FOOTNOTE (6) ON PAGE 29 AND ELSEWHERE, AS APPLICABLE.

         We have complied with the Staff's comment. We have removed the adjustments for write-off of goodwill and impairment of property, plant and equipment from our calculation of EBITDA and have recalculated the EBITDA measure in accordance with the foregoing. Please see pages 7-8 and 31 of the prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS, PAGE 30
-------------------

28.      REFER TO THE MERGER PARAGRAPH ON PAGE 30. YOU STATE THAT "[T]HE MERGER
         ESSENTIALLY RESULTED IN THE RECAPITALIZATION OF THE PREDECESSOR." WE
         ARE UNCLEAR WHY YOU CHARACTERIZE THE MERGER AS A RECAPITALIZATION. WE
         NOTE THAT YOU ACCOUNTED FOR THE TRANSACTION AS A PURCHASE, SO YOUR
         REFERENCE TO RECAPITALIZATION MAY BE CONFUSING TO READERS. PLEASE
         REMOVE THIS DISCLOSURE AND MAKE SIMILAR REVISIONS ELSEWHERE IN THE
         FILING, AS APPLICABLE.

         We have complied with the Staff's comment and have removed any references that characterize the merger as a recapitalization. In particular, please see page 32 of the prospectus.

29.      CLARIFY ON PAGES 30-31 HOW YOUR DEFINITION OF "ORDERS" DIFFERS FROM
         YOUR DEFINITION OF "BACKLOG" AND EXPLAIN IN QUANTIFIED DETAIL WHY
         "BACKLOG" IS SIGNIFICANTLY LESS THAN THE AMOUNT OF "ORDERS" AS OF
         SEPTEMBER 30, 2005.

         We acknowledge the Staff's comments and have modified our discussion of backlog on pages 32-34 and 64 to clarify the differences between orders and backlog. Backlog represents the cumulative outstanding balance, at a point in time, of recorded customer sales orders that have not yet been shipped or recognized as sales. Backlog is increased when we record an order and backlog is reduced when we recognize sales. As of September 30, 2005, our backlog was
$193.5 million, which represents approximately 7 months of sales. Orders received in fiscal year 2005 were $332.4 million. Backlog at the end of fiscal year 2005 was less than the orders received in the previous twelve months because a portion of the orders have been shipped during this period.

RESULTS OF OPERATIONS, PAGE 33
------------------------------

30.      REMOVE THE FISCAL 2004 PRO FORMA INCOME STATEMENT FROM THE TABLE ON
         PAGE 33 AS ARTICLE 11 OF REGULATION S-X ONLY ALLOWS FOR PRO FORMA
         INFORMATION GIVING EFFECT TO A PURCHASE BUSINESS COMBINATION THAT HAS
         BEEN CONSUMMATED DURING THE MOST RECENT FISCAL YEAR OR SUBSEQUENT
         INTERIM PERIOD. YOU SHOULD INSERT A BOLD LINE TO SEPARATE YOUR
         PREDECESSOR'S RESULTS OF OPERATIONS FROM YOUR RESULTS OF OPERATIONS IN
         THE TABLE ON PAGE 33 SO THAT IT IS CLEAR TO INVESTORS THAT THE

Ms. Michelle M. Anderson
February 10, 2006

         PREDECESSOR RESULTS ARE BASED ON A DIFFERENT COST BASIS AND REFLECT THE
         DECISION MAKING OF A DIFFERENT MANAGEMENT GROUP. IF YOU BELIEVE
         COMBINED FISCAL 2004 SALES AND COST OF SALES INFORMATION IS MATERIAL TO
         AN INVESTORS UNDERSTANDING OF THE COMPANY'S HISTORIC RESULTS OF
         OPERATIONS AND THE TRENDS IN THOSE OPERATIONS, WE WOULD NOT OBJECT TO A
         DISCUSSION LIMITED TO THIS INFORMATION.

         We acknowledge the Staff's comment. We note that you would not object to a discussion of combined fiscal 2004 sales and cost of sales information.
However, we believe that the presentation of the entire combined results of operations for our 2004 fiscal year are meaningful, appropriate and helpful to investors in presenting our management's discussion and analysis of financial condition and results of operations ("MD&A") for the following reasons.

         1. We acknowledge that our predecessor company's results of operations are based on a different cost basis when compared to the successor's results of operations. However, the results of operations for both our predecessor company and the successor reflect the decision making of the exact same management team, as our January 2004 merger did not result in any change in our management team or in the underlying operations of our predecessor.

         2. Our January 2004 merger had a significant effect on the successor's balance sheet as a result of the purchase accounting for the merger. However, the purchase accounting adjustments made in connection with the merger did not have a significant impact on the annualized combined results of operations for the predecessor and the successor, with the exception of the amortization of acquisition-related intangible assets and interest expense, both of which are presented as separate line items in the statements of operations, and the impact of amortization of inventory write-up on cost of sales, which is disclosed as a footnote in our statements of operations. Sales and other operating expenses were not materially impacted by the merger--the merger did not result in customer losses, headcount reductions, restructurings, or other changes in the ongoing business of our predecessor. We therefore believe that presenting the combined results of operations for the 12 months ended September 30, 2004 for purposes of our MD&A is the most meaningful and relevant presentation to investors to facilitate their understanding of our results of operations on a comparative basis among fiscal years 2003, 2004 and 2005.

         3. There are no comparable periods in any other fiscal year against which investors may make meaningful comparisons to the 16-week predecessor period or the 36-week successor period, because the merger occurred in January of 2004, at an unnatural cutoff period.

         4. The predecessor data for the 16-week period ended January 22, 2004 and the successor financial data for 36-week period ended October 1, 2004, respectively, are already presented for investors in the Summary Consolidated
Financial Data section beginning on

Ms. Michelle M. Anderson
February 10, 2006

page 5 of the prospectus and in the Selected Financial Data section beginning on page 29 of the prospectus. We therefore believe that the predecessor and successor results have been prominently displayed in the prospectus (noting, in particular, that the presentation includes the use of a bold line separating the results of the predecessor and the successor). We also believe that the presentation of the combined results for fiscal year 2004 on page 34 for purposes only of our MD&A presentation and discussion is appropriate under Item
303 of Regulation S-K, and we believe this presentation is generally consistent with how other companies have presented such information in similar situations and fact patterns.

31.      WE NOTE ON PAGE 33 MANAGEMENT'S BELIEF THAT THE COMPANY'S GAAP BASED
         FINANCIAL INFORMATION SHOULD BE SUPPLEMENTED BY EBITDA BECAUSE EBITDA
         IS A COMPONENT OF COVENANTS IN THE COMPANY'S SENIOR CREDIT FACILITY
         REQUIRING THE COMPANY TO MAINTAIN CERTAIN INTEREST EXPENSE COVERAGE AND
         LEVERAGE RATIOS. SINCE THE SENIOR CREDIT FACILITY IS A MATERIAL
         AGREEMENT, THE COVENANTS ARE MATERIAL TERMS OF THE SENIOR CREDIT
         FACILITY, AND MANAGEMENT BELIEVES THE INFORMATION ABOUT THE COVENANTS
         IS MATERIAL TO AN INVESTOR, YOU SHOULD DISCLOSE THE MEASURES AS
         CALCULATED BY THE DEBT COVENANTS WITHIN MD&A. IN ADDITION, PROVIDE
         DISCLOSURE REGARDING THE COVENANT MEASURES TO INCLUDE A DISCUSSION OF
         THE FOLLOWING:

          o    THE MATERIALITY OF THE SENIOR CREDIT FACILITY AND THE COVENANTS;

          o    THE AMOUNT OR LIMIT REQUIRED FOR COMPLIANCE WITH THE COVENANTS;
               AND

          o    THE ACTUAL OR REASONABLY LIKELY EFFECTS OF COMPLIANCE OR
               NON-COMPLIANCE WITH THE COVENANTS ON THE COMPANY'S FINANCIAL
               CONDITION AND LIQUIDITY.

         We have complied with the Staff's comment. Please see pages 42-44 of the prospectus.

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004, PAGE 34
------------------------------------------------------

32.      MUCH OF YOUR DISCLOSURE UNDER RESULTS OF OPERATIONS IS MERELY
         RECITATION OF CHANGES IN LINE ITEMS FROM THE FINANCIAL STATEMENTS OR
         VERY BRIEF ASSERTIONS OF THE INTERMEDIATE EFFECTS OF TRENDS AND
         UNCERTAINTIES ALONE, WITHOUT DESCRIBING THE REASONS UNDERLYING THESE
         EFFECTS. PLEASE REVISE TO PROVIDE ANALYSIS. FOR EXAMPLE, IN THE SECOND
         PARAGRAPH ON PAGE 34, EXPLAIN THE REASONS WHY THE SHIPMENTS OF HIGH
         POWER MICROWAVE DEVICES INCREASED. PROVIDE ANALYSIS OF THE REASONS
         UNDERLYING THE EFFECTS YOU IDENTIFY AND IDENTIFY AND QUANTIFY EACH
         MATERIAL FACTOR THAT CONTRIBUTES TO A CHANGE IN A REPORTED RESULT.
         ADDITIONALLY, UNDER RADAR MARKET AT PAGE 48, UNDER ELECTRONIC WARFARE
         MARKET AT PAGE 49 AND ELSEWHERE IN YOUR BUSINESS DISCUSSION, YOU
         DISCLOSE SALES TREND INFORMATION FOR EACH DIVISION. REVISE UNDER
         MANAGEMENT'S DISCUSSION AND ANALYSIS TO DISCUSS AND ANALYZE THESE
         TRENDS.

Ms. Michelle M. Anderson
February 10, 2006

         ADDITIONALLY, DISCLOSE ANY MATERIAL EFFECTS REASONABLY LIKELY TO RESULT
         FROM KNOWN TRENDS, COMMITMENTS AND UNCERTAINTIES. FOR EXAMPLE, ON PAGE
         34, DISCUSS AND ANALYZE EXPECTED EFFECTS OF YOUR REDUCED SPENDING ON
         RESEARCH AND DEVELOPMENT (PARTICULARLY IN LIGHT OF YOUR STRATEGY
         DESCRIBED ON PAGE 3 TO ENHANCE AND EXPAND YOUR KEY TECHNOLOGIES) AND
         THE EXPECTED IMPACT ON FUTURE OPERATIONS DUE TO ACCELERATION OF SALES
         IN ANTICIPATION OF RELOCATING YOUR SAN CARLOS FACILITY. AS ANOTHER
         EXAMPLE, DISCUSS HOW YOUR PLANS TO EXPLORE STRATEGIC ACQUISITIONS WILL
         IMPACT YOUR BUSINESS, SPECIFICALLY ADDRESSING YOUR EXPECTATION THAT YOU
         WILL REQUIRE "SIGNIFICANT AMOUNTS OF CASH, ISSUE ADDITIONAL EQUITY
         SECURITIES OR INCUR ADDITIONAL DEBT" TO SUPPORT THAT EFFORT, AS
         MENTIONED IN YOUR RISK FACTOR ON PAGE 15.

         ALTHOUGH WE GIVE SPECIFIC EXAMPLES, WE BELIEVE YOU SHOULD GENERALLY
         REVISE YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AND LIQUIDITY AND
         CAPITAL RESOURCES DISCUSSIONS, PROVIDE MORE SPECIFIC DETAIL, AND
         CONSIDER THE GUIDANCE IN SEC RELEASE NO. 33-8350.

         We have complied with the Staff's comment. Please see pages 35-47 of the prospectus.

EBITDA, PAGE 35
---------------

33.      REVISE TO PROVIDE A DISCUSSION AND ANALYSIS OF HOW THE CHANGES IN
         EBITDA AFFECTED THE BONUSES THAT YOU REFERENCE IN NOTE 7 TO THE SUMMARY
         FINANCIAL DATA. SIMILARLY REVISE YOUR DISCUSSION AND ANALYSIS OF EBITDA
         ON PAGE 37.

         We have complied with the Staff's comment. Please see pages 38 and 40 of the prospectus.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 37
----------------------------------------

HISTORICAL OPERATING, FINANCING AND INVESTING ACTIVITIES, PAGE 37
-----------------------------------------------------------------

34.      MUCH OF THIS DISCUSSION IS MERELY RECITATION OF CHANGES IN LINE ITEMS.
         PLEASE GENERALLY REVISE YOUR LIQUIDITY AND CAPITAL RESOURCES DISCUSSION
         TO PROVIDE A DISCUSSION AND ANALYSIS OF YOUR LIQUIDITY AND CAPITAL
         RESOURCES THAT PROVIDES MORE DETAILED HISTORICAL INFORMATION REGARDING
         YOUR SOURCES OF CASH AND CAPITAL EXPENDITURES, CLARIFIES THE EXTENT TO
         WHICH YOU HAVE FUNDED YOUR OPERATIONS FROM REVENUES AND EXTERNAL
         FINANCING AND DISCUSSES YOUR EXPENDITURES ON THE BUSINESS ACTIVITIES
         YOU DISCLOSE ELSEWHERE. SEE SECTION IV OF SEE [SIC] SEC RELEASE NO.
         33-8350.

         We have complied with the Staff's comment. Please see pages 40-47 of the prospectus.

Ms. Michelle M. Anderson
February 10, 2006

DIVIDENDS FROM CPI TO CPI HOLDCO, PAGE 39
-----------------------------------------

35.      WE NOTE YOUR DISCLOSURE THAT THE AGREEMENTS GOVERNING YOUR SENIOR
         CREDIT FACILITIES AND THE INDENTURE GOVERNING THE 8% SENIOR
         SUBORDINATED NOTES IMPOSE RESTRICTIONS ON CPI'S ABILITY TO MAKE CASH
         DIVIDENDS TO YOU. PLEASE DESCRIBE IN GREATER DETAIL THESE RESTRICTIONS
         AND QUANTIFY THEM, IF POSSIBLE, TO ILLUSTRATE HOW THEY AFFECT CPI'S
         ABILITY TO MAKE THESE PAYMENTS.

         We have complied with the Staff's comment. Please see page 44 of the prospectus.

CAPITAL EXPENDITURES, PAGE 40
-----------------------------

36.      PLEASE REVISE TO PROVIDE MORE DETAILED DISCUSSION OF THE ITEMS FOR
         WHICH YOU MADE YOUR CAPITAL EXPENDITURES AND DISCLOSE HOW YOU EXPECT
         THESE ITEMS TO AFFECT YOUR FUTURE OPERATIONS AND CASH REQUIREMENTS.

         We have complied with the Staff's comment. Please see page 45 of the prospectus.

CONTRACTUAL OBLIGATIONS, PAGE 40
--------------------------------

37.      IT DOES NOT APPEAR THAT THE CONTRACTUAL OBLIGATIONS TABLE INCLUDES
         INTEREST PAYMENTS ON DEBT. PLEASE EITHER EXPLAIN WHY THE TABLE EXCLUDES
         THE ANTICIPATED INTEREST PAYMENTS OR REVISE THE TABLE TO INCLUDE
         INTEREST PAYMENTS.

         We have complied with the Staff's comment. Please see pages 45 and 46 of the prospectus.

CRITICAL ACCOUNTING POLICIES, PAGE 42
-------------------------------------

38.      PLEASE REVISE TO ADDRESS MORE SPECIFICALLY WHY YOUR ACCOUNTING
         ESTIMATES OR ASSUMPTIONS BEAR THE RISK OF CHANGE. YOUR DISCLOSURE AS
         CURRENTLY DRAFTED IS GENERIC AND DOES NOT SUFFICIENTLY IDENTIFY THE
         SOURCES OF UNCERTAINTY. SEE SECTION V OF SEC RELEASE NO. 33-8350.

         We have complied with the Staff's comment. Please see pages 48-50 of the prospectus.

BUSINESS, PAGE 45
-----------------

MARKETS, PAGE 48
----------------

39. PLEASE REVISE TO PROVIDE MORE SPECIFIC DETAIL IDENTIFYING THE GEOGRAPHIC
MARKETS IN WHICH YOU OPERATE.

Ms. Michelle M. Anderson
February 10, 2006

         We have complied with the Staff's comment. Please see page 59 of the prospectus.

COMMUNICATIONS MARKET, PAGE 49
------------------------------

SATELLITE COMMUNICATIONS, PAGE 49
---------------------------------

40.      WE NOTE YOUR STATEMENT THAT "[T]HE ENTIRE COMMUNICATIONS MARKET,
         INCLUDING THE MARKET FOR SATELLITE COMMUNICATIONS SYSTEMS, HAD SEEN A
         REDUCTION IN DEMAND FOR NEW EQUIPMENT IN THE PRIOR SEVERAL YEARS."
         PLEASE REVISE UNDER MANAGEMENT'S DISCUSSION AND ANALYSIS TO CLARIFY HOW
         THIS TREND HAS AFFECTED YOU AND TO IDENTIFY EXPECTED FUTURE EFFECTS.
         SIMILARLY REVISE UNDER MANAGEMENT'S DISCUSSION AND ANALYSIS FOR OTHER
         TRENDS THAT YOU IDENTIFY.

         We have complied with the Staff's comment. Please see pages 32-47 of the prospectus.

PRODUCTS, PAGE 51
-----------------

41.      THE DESCRIPTIONS OF YOUR PRODUCTS, FOR EXAMPLE THE KLYSTRONS &
         GYROTRONS DISCUSSION ON PAGE 52, CONTAIN USEFULLY SPECIFIC DETAIL.
         HOWEVER, YOU USE A NUMBER OF TECHNICAL TERMS THAT MAY NOT BE FAMILIAR
         TO INVESTORS. PLEASE REVISE TO EXPLAIN THESE PRODUCTS MORE CLEARLY IN
         EVERYDAY LANGUAGE. FOR EXAMPLE, PLEASE EXPLAIN "CYCLOTRON RESONANCE,"
         "LINEAR BEAM DEVICES," "RESONANT CAVITIES LINKED BY A BEAM TUNNEL" AND
         SIMILAR TERMS.

         In response to the Staff's comment, we have generally revised the discussion of our products to simplify the explanation of our products and their functions. Please see pages 59-61 of the prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS, PAGE 76
-------------------------------------------

42.      WE NOTE THAT YOU DID NOT LIST MESSRS. HUGHES AND FINLEY, YOUR
         DIRECTORS, AS BENEFICIAL OWNERS NOTWITHSTANDING THE NATURE OF THEIR
         POSITIONS WITH THE CYPRESS GROUP. ADVISE US WHY YOU BELIEVE THESE
         DIRECTORS MAY NOT BE DEEMED TO BENEFICIALLY OWN THE SHARES OF COMMON
         STOCK OWNED BY THE CYPRESS GROUP PURSUANT TO RULE 13D-3.

         We have revised the prospectus to indicate that Messrs. Hughes and
Finley may be deemed to be beneficial owners of the shares owned by Cypress.
Please see pages 85 and 86 of the prospectus.

43.      PLEASE ADVISE US IN YOUR RESPONSE LETTER WHETHER ANY OF THE SELLING
         SHAREHOLDERS ARE BROKER-DEALERS OR AFFILIATED WITH BROKER-DEALERS. FOR
         ALL SELLING SHAREHOLDERS THAT ARE BROKER-DEALERS, DISCLOSE THAT THEY
         ARE "UNDERWRITERS"

Ms. Michelle M. Anderson
February 10, 2006

         WITHIN THE MEANING OF THE SECURITIES ACT. YOU SHOULD REVISE THE PLAN OF
         DISTRIBUTION TO STATE THE NAMES OF THE SELLING SHAREHOLDERS WHO ARE
         BROKER-DEALERS, AND TO STATE THAT THEY ARE ALSO UNDERWRITERS WITH
         RESPECT TO THE SHARES THAT THEY ARE OFFERING FOR RESALE.

         None of the selling shareholders are broker-dealers or affiliated with broker-dealers.

44.      FOR SELLING SHAREHOLDERS WHO ARE AFFILIATES OF BROKER-DEALERS,
         DISCLOSE, IF TRUE, THAT:

          o    THE SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS, AND

          o    AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE
               SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR
               INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

         IF THESE STATEMENTS ARE NOT TRUE FOR ANY SELLING SHAREHOLDER, THEN THE
         PROSPECTUS MUST STATE THAT THE SELLING SHAREHOLDER IS AN UNDERWRITER.

         None of the selling shareholders are affiliates of broker-dealers.

UNDERWRITING, PAGE 93
---------------------

45.      DESCRIBE BRIEFLY THE FACTORS THAT THE UNDERWRITERS WOULD CONSIDER IN
         DETERMINING WHETHER TO CONSENT TO THE RELEASE OF SOME OR ALL OF THE
         SHARES SUBJECT TO THE LOCK-UP AGREEMENTS.

         We have complied with the Staff's comment. Please see page 97 of the prospectus.

46.      WE NOTE YOUR DISCLOSURE UNDER "AFFILIATIONS." IDENTIFY WHICH
         UNDERWRITERS HAVE MATERIAL RELATIONSHIPS WITH YOU AND THE NATURE OF THE
         RELATIONSHIPS. CURRENTLY, YOU DO NOT PROVIDE SPECIFIC INFORMATION FOR
         ANY RELATIONSHIPS OTHER THAN IN CONNECTION WITH YOUR SENIOR CREDIT
         FACILITIES.

         We acknowledge the Staff's comment. None of the underwriters or their affiliates have any current material relationship with us or our subsidiaries other than in connection with their roles as underwriters for the offering or as lenders, agents or arrangers under our senior credit facilities as described on page 105 of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 96
--------------------------------------------

47.      PLEASE REVISE TO USE OUR CURRENT ADDRESS: 100 F STREET N.E.,
         WASHINGTON, DC, 20549.

         We have complied with the Staff's comment. Please see page 106 of the prospectus.

Ms. Michelle M. Anderson
February 10, 2006

FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED SEPTEMBER 30, 2005
--------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS, PAGE F-3
-------------------------------------

48.      PLEASE PROVIDE A PRO FORMA BALANCE SHEET REFLECTING AN ACCRUAL FOR THE
         $17 MILLION SPECIAL DIVIDEND PAYMENT ALONG SIDE YOUR MOST RECENT
         HISTORICAL BALANCE SHEET IN THE FILING.

         We acknowledge the Staff's comment. Our next amendment to the
Registration Statement will include financial information for the quarter ended
December 30, 2005. The balance sheet as of December 30, 2005 will reflect the
$17 million special dividend payment. Accordingly, we do not believe that it is necessary to include a pro forma balance sheet accruing the special dividend payment only for inclusion in the First Amendment.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4
-----------------------------------------------

49.      WE NOTE FROM NOTE 11 (PAGE F-24) AND NOTE 19 (PAGE F-35) THAT YOU MADE
         SPECIAL CASH DIVIDEND PAYMENTS OF $75.8 MILLION AND $17 MILLION TO
         SHAREHOLDERS IN FEBRUARY AND DECEMBER OF 2005, RESPECTIVELY. AS SUCH,
         PLEASE PROVIDE PRO FORMA PER SHARE DATA GIVING EFFECT TO THE NUMBER OF
         SHARES WHOSE PROCEEDS WOULD BE NECESSARY TO PAY THE DIVIDENDS (BUT ONLY
         THE AMOUNT THAT EXCEEDS CURRENT YEAR'S EARNINGS) IN ADDITION TO
         HISTORICAL EARNING PER SHARE. REFER TO SAB TOPIC 1B.3.

         We acknowledge the Staff's comment and will provide the omitted information in a subsequent amendment to the Registration Statement, after the anticipated price range is established. The guidance in SAB Topic 1B.3 specifically recommends using the "offering price" in the pro forma calculation, and the offering price is not included in the First Amendment. A subsequent amendment to the Registration Statement will include the anticipated offering price range and the requested pro forma presentation.

50.      WE NOTE YOUR SEPARATE PRESENTATION OF AMORTIZATION OF
         ACQUISITION-RELATED INVENTORY WRITE-UP ON THE FACE OF THE INCOME
         STATEMENTS. INVENTORY AMORTIZATION SHOULD BE CLASSIFIED WITHIN THE COST
         OF SALES LINE ITEM. WE WOULD NOT OBJECT TO PARENTHETICAL DISCLOSURE OF
         THE AMOUNT OF AMORTIZATION CLASSIFIED WITHIN COST OF SALES.

         We have complied with the Staff's comment in the financial statements as well as in the body of the prospectus. Please see pages 6-8 (Summary
Financial Data), 30-31 (Selected Financial Data) and F-4 of the prospectus.

Ms. Michelle M. Anderson
February 10, 2006

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
REVENUE RECOGNITION, PAGE F-8
-----------------------------

51.      WE NOTE THAT ESTIMATED SALES VALUES OF PERFORMANCE UNDER CERTAIN
         CONTRACTS TO COMMERCIAL CUSTOMERS AND U.S. GOVERNMENT FIXED-PRICE
         CONTRACTS ARE RECOGNIZED UNDER THE PERCENTAGE OF COMPLETION METHOD OF
         ACCOUNTING. IN THAT REGARD, ADVISE US AND DISCLOSE THE NATURE OF THESE
         CONTRACTS AND HOW YOU CONSIDER THE CRITERIA UNDER SOP 81-1 WHEN
         DETERMINING TO RECOGNIZE THE REVENUES UNDER THE PERCENTAGE OF
         COMPLETION METHOD OF ACCOUNTING.

         We have complied with the Staff's comment. Please see pages F-8 and F-9 of the prospectus for this information.

PROPERTY, PLANT, AND EQUIPMENT, PAGE F-9
----------------------------------------

52.      PLEASE DISCLOSE IN DETAIL ON PAGE F-9 HOW YOU REVISED THE ESTIMATED
         USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT. YOU SHOULD ALSO DISCUSS
         THE CHANGE IN ESTIMATE IN MD&A, INCLUDING AN EXPLANATION OF HOW THE
         CHANGE HAS AFFECTED THE COMPARABILITY OF DEPRECIATION EXPENSE AMOUNTS
         BEFORE AND AFTER THE ACQUISITION.

         We have complied with the Staff's comment. Please see pages 37, 39 and
F-9 of the prospectus.

53.      PLEASE REVISE YOUR POLICY TO REPORT GAINS AND LOSSES RESULTING FROM THE
         DISPOSITION OF ASSETS AS SEPARATE LINE ITEMS ON THE FACE OF YOUR INCOME
         STATEMENT PURSUANT TO 5-03 OF REGULATION S-X.

         We have complied with the Staff's comment and have reported gains and losses as separate line items on the face of our income statement. Please see pages 6-8 (Summary Financial Data), 30-31 (Selected Financial Data) and F-4 of
the prospectus.

NOTE 3.  MERGERS
----------------

54.      EXPLAIN TO US, IN SUFFICIENT DETAIL, HOW YOU DETERMINED THE FAIR VALUE
         OF THE ACQUIRED BACKLOG. EXPLAIN ALL THE ASSUMPTIONS RELIED UPON BY
         MANAGEMENT AND TELL US WHY YOU BELIEVE THEY ARE REASONABLE.

         We valued our backlog of orders ("backlog") using the excess earnings method of the income approach. The excess earnings method considers the earnings attributable to a specific intangible asset of a company to be those earnings in excess of fair returns on all the assets that are necessary to realize the earnings. It is based on the theory that all assets must contribute to the profitability of an enterprise. In other words, if the estimated earnings associated with a specific asset of a company rely on the use of some of the company's other

Ms. Michelle M. Anderson
February 10, 2006

assets (referred to as contributory assets), then the estimated earnings must include a deduction for charges (referred to as economic rents) for the use of these contributory assets.

         Excess earnings are calculated by starting with gross margins from the backlog, subtracting operating expenses, adding back non-maintenance research and development expenses and sales and marketing expenses not associated with the backlog, and deducting a trade name charge for Eimac (this trade name was separately valued in connection with the merger) and a contributory asset charge of 2.9% of revenue. See our response to Comment 57 for additional information on the contributory asset charge. Gross profit was calculated by adding up gross margins on a product or contract basis for each item in backlog, using historical costs. Operating costs were applied as a percent of sales using the management projections that we provided to the Cypress Group during the merger process.

         We calculated the discounted sum of the excess earnings for the twelve-month backlog period, using a discount rate of 11.65%, which is our weighted average cost of capital, and added a hypothetical tax benefit amortization (based on an assumed 40% tax rate). The resulting indicated fair value was $17.45 million.

55.      WITH A VIEW TOWARDS DISCLOSURE, EXPLAIN TO US IN DETAIL HOW YOU
         ADDRESSED IN YOUR PURCHASE ACCOUNTING EACH OF THE FOLLOWING ITEMS. IF
         YOU DID ASSIGN VALUE TO AN ITEM, TELL US WHERE IT IS CLASSIFIED,
         EXPLAIN TO US HOW YOU ARE ACCOUNTING FOR IT, TELL US HOW YOU DETERMINED
         FAIR VALUE, AND JUSTIFY TO US YOUR ESTIMATED USEFUL LIFE. PLEASE BE
         DETAILED IN YOUR RESPONSE AND REFERENCE FOR US THE GAAP LITERATURE AS
         SUPPORT FOR YOUR ACCOUNTING FOR EACH FOLLOWING ITEM:

          o    PURCHASE ORDERS WITH UNDEFINED DELIVERY SCHEDULES, OR BLANKET
               PURCHASE ORDERS;

          o    UNFUNDED GOVERNMENT SALES CONTRACTS;

          o    MULTIPLE OPTION YEARS IN U.S. GOVERNMENT CONTRACTS;

          o    PATENTS;

          o    LICENSING AND ROYALTY AGREEMENTS; AND

          o    WORK-IN-PROCESS.

         Purchase orders with undefined delivery schedules, blanket purchase orders, unfunded government sales contracts, and multiple option years in U.S.
Government contracts, were not separately valued as intangible assets. Instead, these assets are included in our valuation of application and core technology.
See our response to Comment 57 below for additional information. Within application technology, we addressed the valuation of unfunded government sales contracts and multiple option years in U.S. Government contracts by valuing our eighteen largest government programs as "Existing Government Programs." For commercial customers, other than Varian Medical Systems, we do not receive a significant number of purchase orders with undefined delivery schedules or blanket purchase orders. For Varian Medical Systems, our largest commercial customer, we

Ms. Michelle M. Anderson
February 10, 2006

valued the forecasted revenue as "Varian Medical Systems" application technology; this valuation reflects Varian's non-binding forecast of its future orders to us.

         We did not hold any patents of significant value and were not a party to any licensing or royalty agreements of significant value and therefore did not assign any value to these items.

         Inventory, including all its components (raw materials and purchased parts, work-in-process and finished goods) was valued utilizing the guidelines in SFAS No. 141 paragraph 37c. Each component was valued separately. The total inventory write-up of $5.5 million, or 14.6% of net inventory, was capitalized as inventory and amortized to cost of sales over a 14- week period, which represented the number of weeks it traditionally takes to turn our inventory.

56.      EXPLAIN TO US WHY YOU HAVE NOT ASSIGNED ANY VALUE TO ACQUIRED CUSTOMER
         LISTS, CONTRACTUAL AND NONCONTRACTUAL CUSTOMER RELATIONSHIPS AS
         REQUIRED UNDER SFAS NO. 141. IN THIS REGARD, WE NOTE ON PAGES 54 AND 55
         THAT YOU HAVE A LARGE INSTALLED PRODUCT BASE WITH RECURRING SALES OF
         REPLACEMENT PARTS, SPARES, REPAIRS AND UPGRADES. IN FISCAL 2005 YOU
         GENERATED APPROXIMATELY 58% OF YOUR SALES FROM PRODUCTS FOR WHICH YOU
         BELIEVE YOU ARE THE SOLE PROVIDER TO YOUR CUSTOMER. YOU BELIEVE THAT
         YOUR LARGE INSTALLED BASE WILL ENABLE YOU TO "CAPTURE A LONG-TERM
         STREAM OF SPARES, REPAIRS AND UPGRADE SALES OVER THE LIVES OF THESE
         SYSTEMS."

         The industries and markets in which we operate are highly competitive.
While there is no doubt that we have developed relationships with our government and commercial customers, our success is based on our ability to provide technologically superior products at competitive prices, or comparable products at lower prices. Thus, we determined that the drivers of our value were our core technology and derivative applications rather than the relationships that we have developed with our customers.

         We encounter competition in most of our business areas from numerous companies. Some of these competitors are also our customers. Advances in existing technology or the development of other new technology could adversely affect our financial condition and results of operations. Although customer relationships are important to our business, we believe these relationships are only as good as our technology and products.

         The valuation methodology that we used to value our technology, as noted in our response to Comment 57, was based on the revenue streams that we expect to receive from current customer contracts, non-contractual customer relationships and future customers. If values were developed for the customer relationships, separate and apart from the technology values, it would result in a direct reduction in the technology values. And, as the lives of the customer relationships are directly related to the lives of the application

Ms. Michelle M. Anderson
February 10, 2006

technologies, the resulting amortization of two intangible assets (technology and customer relationships) would be essentially the same as the amortization of the technology assets.

         Finally, we believe our large installed base and long-term spares and repairs business supports this position. In large part, the sale of spares and repairs is based on our products having been designed into a system at the time of conception, rather than our having maintained a particular customer relationship.

57.      EXPLAIN TO US, IN SUFFICIENT DETAIL, HOW YOU DETERMINED THE FAIR VALUE
         OF ACQUIRED TECHNOLOGY. EXPLAIN TO US ALL OF THE ASSUMPTIONS RELIED
         UPON BY MANAGEMENT AND TELL US WHY YOU BELIEVE THEY ARE REASONABLE.
         ALSO TELL US IF THE VALUATION ASSUMPTIONS UTILIZED BY MANAGEMENT WHEN
         DETERMINING FAIR VALUE (E.G., DISCOUNT RATE, ASSUMED GROWTH, PROJECTED
         PROFITABILITY) WERE THE SAME AS WHAT WAS UTILIZED BY CYPRESS WHEN
         DETERMINING THE AMOUNT OF CONSIDERATION TO PAY IN THE ACQUISITION OF
         THE PREDECESSOR.

         We used the five-year financial forecasts that we provided to Cypress, and which Cypress used to determine the amount of consideration to pay for the predecessor, as the basis for determining the fair value of intangible assets.
Management provided additional financial and non-financial information for other valuation assumptions. We adjusted forecasted operating expenses for non-maintenance research and development expenses. Pre-tax incomes were tax-affected. After the net income for each period was calculated, we deducted a contributory asset charge of 2.9% of revenue to derive the excess earnings. The sum of the present values of the Core VED Technology and Application Technology excess earnings streams yield an indication of value. Then, we added hypothetical tax benefit amortization to the indicated value to arrive at its indicated fair value.

         Our growth rates, gross profit percentages and useful life assumptions, and fair value estimates, of acquired technology were as follows:

                                     Growth     Gross      Life    Fair Value
Asset Category                        Rate     Profit %   (Years) (in millions)
----------------------------------  --------  ----------  ------- -------------

Core VED Technology                   2.8%      30.5%        50       $30.7
Application Technology
   VED Programs                       3.0%      29.2%        25       $14.0
   Existing Government Programs      -4.5%      28.9%        25       $ 4.1
   Varian Medical Systems             3.7%      30.7%        25       $ 1.7
   Satcomn & Power Electronics
     Programs                         5.9%      29.5%        15       $ 8.0
In-process Research & Development
     (IPR&D)                           na       28.1%       none      $ 2.5

         The basis for other critical assumptions that we relied upon to value our technology are as follows:

Ms. Michelle M. Anderson
February 10, 2006

          o    13.5% Cost of Equity - The cost of equity was based on the capital asset pricing model, using the following:

               -    4.95% Concluded Risk-Free Rate based on the government
                    long-term bond yield.

               -    5% Risk Premium for Common Stock based on Ibbotsons & Chen,
                    "Stock Market Returns in the Long Run: Participation in the
                    Real Economy" (July 18, 2001).

               -    3.5% Risk Premium for Small Companies based on Ibbotson
                    Associates' risk information for the 1926 -2002 period.

          o    2.9% Return on Contributory Assets - The calculation of the contributory asset charge was based on the weighted returns for each of the contributory assets:

               -    0.3% for Working Capital based on a 3.0% expected annual
                    return using 95% debt and 5% equity assuming that the
                    majority of cash flow needs could be met by borrowing.

               -    1.9% for Real Property and Personal Property based on a 5.8%
                    expected annual return using 70% debt and 30% equity mix.

               -    0.7% for Assembled Workforce based on a 13.5% expected
                    annual return using estimated costs to obtain new employees.

         Except for IPR&D, the excess earnings for each of the periods were discounted at the equity rate of 13.5%, while the excess earnings beyond the projected period of FY 2028 were capitalized at 14.5% to account for higher risk associated with excess earnings farther out into the future and given that we have projected a low attrition rate averaging 1% in the future years. The discount rate used for IPR&D was 18.5%, equal to the equity rate of 13.5% plus a
5.0% premium to account for the incremental risk of achieving technological feasibility.

         We used the excess earnings method of the income approach to value technology intangibles. The Core VED Technology was estimated to be one-third of the total excess earnings, with the remaining two-thirds of the excess earnings attributable to current, in-process, and future applications of the Core VED
Technology. CPI's basic VED technology has been developed over several decades, as science, modeling and materials capabilities have advanced. This technology now includes all of the basic understanding needed, along with the necessary design tools (computer codes) to form the baseline designs from which our specific product designs are created. The Core VED Technology behind the
Company's products has evolved slowly over the Company's fifty-plus years of operations as the power levels increased from 10 kilowatts to multi-megawatts, and bandwidths increased from megahertz to tens of gigahertz.

         Existing Government Programs consists of our largest government programs (eighteen in total). The negative growth rate for this asset was based on the expectation of the gradual replacement of these programs (and products)
with new products. We expect

Ms. Michelle M. Anderson
February 10, 2006

that some portion of Existing Government Programs will be replaced with new applications for our existing technology and we valued this intangible asset as
VED Programs.

         Nineteen IPR&D projects were identified as of the valuation date.
Projected revenues, and R&D cost to complete for each of the nineteen projects, were developed. Based on the appropriate attrition/retention rate, we reduced the estimated adjusted revenue for each IPR&D project by its expected cost of goods sold and operating expenses. Deducting the R&D cost to complete, the operating income for each IPR&D project was discounted at 18.5%.

58.      DISCLOSE AND EXPLAIN TO US YOUR RATIONALE FOR ASSIGNING A FORTY-FIVE
         YEAR USEFUL LIFE TO THE INTANGIBLE ASSET "LANDLEASE." IN THIS REGARD,
         WE NOTE THAT YOU BELIEVE BUILDINGS HAVE A 25 YEAR USEFUL LIFE.

         The "landlease" relates to the land at our Palo Alto, California site, which is under a 99 year lease that expires in 2050. The remaining life of the lease, although previously disclosed as 45 years, should have been 46 years. We have made a corresponding correction in the First Amendment in footnote 3 on pages F-14 and F-15. Please note that the buildings at this site are older buildings, and we took the age and condition of these buildings into account when we determined that they have a 25-year useful life. However, we intend to remain at this site for the duration of the term of the land lease.

NOTE 5.  SUPPLEMENTAL BALANCE SHEET INFORMATION, PAGES F-16 - F-18
------------------------------------------------------------------

59.      WE NOTE THE DISCLOSURE OF HOW YOU ALLOCATED GOODWILL BY REPORTABLE
         SEGMENT ON PAGE F-18. DISCLOSE AND ADVISE US IN DETAIL HOW YOU HAVE
         ALLOCATED YOUR GOODWILL TO YOUR REPORTING UNITS. IN YOUR RESPONSE
         PLEASE EXPLAIN TO US THE BASIS FOR YOUR IDENTIFICATION OF REPORTING
         UNITS AND YOUR REASONABLE METHOD OF ALLOCATING GOODWILL. WE REFER YOU
         TO THE DEFINITION OF A REPORTING UNIT IN PARAGRAPH 30 OF SFAS NO. 142
         AND THE GUIDANCE IN PARAGRAPHS 34 AND 35 OF SFAS NO. 142.

         We allocate goodwill to each of our six divisions that meet the criteria of an operating segment as defined in paragraph 10 of SFAS No. 131.
Each of our operating segments is a reporting unit, as defined in paragraph 30 of SFAS No. 142, as each division comprises a single "component".

          In accordance with SFAS No. 142, paragraphs 34 and 35, goodwill from our January 2004 merger was allocated to each reporting unit based on each division's invested capital (i.e., enterprise value determined using income approach and discounted cash flows) in excess of carrying value as a percentage of the total invested capital in excess of carrying value. The carrying value comprises working capital, real and personal property and

Ms. Michelle M. Anderson
February 10, 2006

intangibles. Since the goodwill allocation occurred at the merger closing date, the carrying value amounts also represented their fair value amounts.

60.      PLEASE PROVIDE IN THIS FOOTNOTE A ROLL FORWARD ANALYSIS OF YOUR RESERVE
         FOR EXCESS, SLOW MOVING, AND OBSOLETE INVENTORY. ALSO, PROVIDE A ROLL
         FORWARD ANALYSIS OF YOUR RESERVE FOR LOSS CONTRACTS AND COST IN EXCESS
         OF MARKET INVENTORY.

         We have complied with the Staff's comment. Please see page F-17 of the prospectus.

NOTE 15.  SEGMENTS, GEOGRAPHIC AND CUSTOMER INFORMATION, PAGE F-31
------------------------------------------------------------------

61.      IT APPEARS THAT THE FIVE DIVISIONS AGGREGATED WITHIN THE VED REPORTABLE
         SEGMENT MEET THE SFAS NO. 131 PARAGRAPH 10 DEFINITION OF AN OPERATING
         SEGMENT. IF SO, PLEASE CLARIFY IN YOUR DISCLOSURES THAT THEY ARE
         OPERATING SEGMENTS. IF NOT, PLEASE EXPLAIN TO US WHY NOT.

         We have complied with the Staff's comment and have modified our Note 15 disclosure to clarify that each of the five divisions aggregated into the VED reportable segment meets the SFAS No. 131 criteria of an operating segment.
Please see page F-32 of the prospectus.

62.      WE NOTE YOUR BELIEF THAT THE FIVE OPERATING DIVISIONS AGGREGATED WITHIN
         THE VED REPORTABLE SEGMENT HAVE SIMILAR ECONOMIC CHARACTERISTICS AS
         MEASURED BY EBITDA. PLEASE PROVIDE US THE EBITDA ANALYSIS THAT YOUR
         HAVE RELIED UPON WHEN MAKING THIS CONCLUSION. IN ADDITION, PLEASE
         PROVIDE US AN ANALYSIS OF THE HISTORICAL LONG TERM AVERAGE GROSS
         MARGINS FOR EACH OF THE OPERATING DIVISIONS.

                                     [**]*

63.      WE NOTE YOUR REPRESENTATION THAT THE OPERATING DIVISIONS ARE SIMILAR IN
         (I) THE NATURE OF THEIR PRODUCTS, (II) THEIR MANUFACTURING PROCESSES,
         (III) THEIR CUSTOMERS AND (IV) THEIR DISTRIBUTION AND SALES METHODS. IN
         ADDITION TO THE INFORMATION REQUESTED ABOVE, PLEASE EXPLAIN TO US HOW
         THE FIVE OPERATING DIVISIONS MEET EACH OF THE CRITERIA UNDER PARAGRAPH
         17 OF SFAS 131 FOR AGGREGATION.

         As noted below, we believe that our five operating divisions meet each of the aggregation criteria under paragraph 17 of SFAS 131:

         1. The nature of the products and services

         All of the products and devices developed and manufactured by each of the divisions are used in connection with the generation, amplification, and/or control of various forms of electromagnetic energy (ranging from very low frequencies through microwave/millimeter waves to x-rays). The fundamental physics underlying our products involve the management of electrons traveling in a vacuum. The vacuum electron devices ("VEDS") that generate the electromagnetic energy share very similar characteristics: they generally require multiple levels of high voltage that must be sequenced in proper order and controlled precisely in order to ensure the successful operation of the device. As a result, there is a strong relationship between the performance of a VED and the power and control systems that are used in association with the VED. The Company designs and manufactures both VEDs as well as power supplies and control systems that are used to drive VEDs. The Company has been developing and manufacturing
VEDs since the inception of its business in 1948, and the power and control systems for our VEDs for over 35 years. Over the last several decades, our divisions have developed a significant amount of common expertise (i.e., engineering talent) centered around the know-how associated with generating and controlling various forms of radio frequency energy across the full spectrum of frequencies.

         2. The nature of production processes

         All of our products are built in factories that could be best categorized as "light manufacturing." In all cases, we tend to sub-contract the actual fabrication of the component parts, i.e., machining, pressing, and forming to outside specialists. The work that is done in-house is primarily centered on assembling these sub-contracted components into the finished product, using a variety of mechanical assembly techniques, as well as joining of components through soldering or brazing. Our products undergo a series of final tests that involve the measurement of their operating characteristics,
i.e., power frequency, voltage. Each of our divisions builds a cross-section of products, which include both VEDs that are used to generate the electromagnetic energy as well as products used to power and control these devices. The skills of the factory labor are comparable; at times, we transfer labor between divisions when one of our divisions is busier than the others. In addition, because the technical employees of the divisions have a similar cross-section of skills, their expertise is often shared with other divisions.

-----------------------------
   *  *Confidential Treatment Requested

Ms. Michelle M. Anderson
February 10, 2006

         3. The type or class of customer

         Our products are primarily sold to original equipment manufacturers
("OEMS"). The OEMs integrate our products into higher level assemblies or finished products for end users. In certain more limited circumstances, we may also sell certain of our products directly to end users. This is often the case when we are selling upgrades, spare or replacement products. The end users are a diverse group that include government agencies, commercial communications providers, hospitals and a variety of industrial users, both domestically and internationally (we sell our products in over 85 countries around the world).

         4. The distribution methods used

         Our worldwide direct sales organization distributes a complete cross section of our products from all divisions. Geographically, where the business volume does not warrant dedicated employees, we use local representatives who also generally carry a cross section of Company products. For certain products where the distribution is extremely broad and volume per transaction is low, we sell our products through a stocking distributor.

         5. The regulatory environment

         The regulatory environment is similar for all of our divisions. All of our products and facilities are subject to a variety of common government regulations, including required compliance with:

          o    a variety of standards that control the radiation of
               electromagnetic energy, for example, electromagnetic
               compatibility/ interference standards (EMC), and UL/CSA/IEC standards which control many of the electrical safety
               characteristics of our products;

          o    government contracting regulations;

          o    a variety of environmental regulations that govern our
               facilities; and

          o    a variety of export controls, which limit or restrict the
               countries to which we can sell certain of our products.

NOTE 17.  SAN CARLOS SALE AGREEMENT, PAGE F-34
----------------------------------------------

64.      EXPLAIN TO US WHY YOU HAVE NOT CLASSIFIED THE SAN CARLOS PROPERTY AS
         "HELD FOR SALE" PURSUANT TO PARAGRAPHS 30 AND 31 OF SFAS NO. 144.
         REFER ALSO TO THE GUIDANCE IN APPENDIX A OF SFAS NO 144, IN PARTICULAR
         EXAMPLE 11.

         As of September 30, 2005, the sale of the San Carlos property does not meet the criterion in paragraph 30(b) of SFAS No. 144 which states that "the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sale of such assets."

         Under the terms of the sale agreement for this property the closing of the sale is subject to a number of conditions including the requirement that we vacate our facilities and obtain regulatory closure on certain equipment located on the property. Significant construction and renovations to our current Palo
Alto, California manufacturing location as well as a new location in the Palo
Alto area are required prior to the transfer of our San Carlos operations to our
Palo Alto site. In addition, our facilities in San Carlos must be properly decommissioned and closed in accordance with applicable environmental and safety regulations prior to the transfer of title. Together these requirements demonstrate that the property is not available for immediate sale in its present condition. In connection with this analysis, we relied upon guidance provided in
Appendix A of SFAS No. 144, example 5(b).

         The criterion in paragraph 30(b) of SFAS No. 144 is not expected to be met until the construction in Palo Alto is completed and the San Carlos operations are decommissioned, closed and transferred to Palo Alto.

65.      EXPLAIN TO US HOW YOU HAVE/WILL ACCOUNT FOR THE $1 MILLION IN PAYMENTS
         FROM VARIAN. IT SEEMS, SINCE THE AGREEMENTS TO WAIVE CERTAIN
         DEVELOPMENT RESTRICTIONS AND INDEMNITY OBLIGATIONS WERE MADE IN
         CONNECTION WITH THE SALE OF THE PROPERTY, THE PAYMENTS SHOULD BE
         INCLUDED IN THE CALCULATION OF THE GAIN OR LOSS FROM THE SALE OF THE
         PROPERTY.

         We acknowledge the Staff's comment. We agree that the payments from
Varian Medical Systems should be included in the calculation of the gain from the sale of the property, and accordingly, the payments received from Varian
Medical Systems of $0.5 million are being accounted for as a part of the total purchase price for the property. The payments received to date from Varian have been deferred and classified as a long-term liability on the balance sheet, along with the deposit received from the buyer.

         In order to clarify this point in the prospectus, we have made a clarifying change to Note 17 to our financial statements (San Carlos Sale
Agreement). Please see pages F-35 and F-36 of the prospectus.

Ms. Michelle M. Anderson
February 10, 2006

PART II - INFORMATION NOT REQUIRED IN THE PROSPECTUS, PAGE II-L
---------------------------------------------------------------

SIGNATURES, PAGE II-5
---------------------

66.      REVISE TO INDICATE THAT MR. LITTMAN IS ALSO SIGNING IN THE CAPACITY OF
         YOUR PRINCIPAL ACCOUNTING OFFICER, AS REQUIRED BY FORM S-1.

         We have complied with the Staff's comment. Please see Page II-5 of the
First Amendment.

FORM 10-K/A FOR THE YEAR ENDED SEPTEMBER 30, 2005, FILED JANUARY 6, 2006
------------------------------------------------------------------------

67.      PLEASE COMPLY WITH THE COMMENTS ABOVE, AS APPLICABLE, IN FUTURE
         PERIODIC REPORTS.

         We note the Staff's comment and will comply with the comments above, as appropriate, in future periodic reports.

EXHIBIT 31
----------

EXHIBIT 32
----------

68.      IN FUTURE FILINGS, PLEASE FILE THE CERTIFICATIONS FOR YOUR CHIEF
         EXECUTIVE OFFICER AND FOR YOUR CHIEF FINANCIAL OFFICER AS SEPARATE
         EXHIBITS ON EDGAR.

         We note the Staff's comment and will file the certifications for our chief executive officer and for our chief financial officer as separate exhibits on EDGAR in future filings.

                                    * * * * *

Ms. Michelle M. Anderson
February 10, 2006

         We have noted the Staff's request that, at the time of our request for acceleration of effectiveness, we furnish a letter to the Staff setting forth certain acknowledgements, and we will do so at that time.

                                  Sincerely,

                                  By:  /s/ Joel A. Littman
                                       -----------------------------------------
                                       Joel A. Littman, Chief Financial Officer

cc:
Securities and Exchange Commission:
         Mr. Daniel F. Zimmerman
         Mr. Robert S. Littlepage, Jr.
         Mr. Andrew Mew
CPI International, Inc.:
         Mr. O. Joe Caldarelli, Chief Executive Officer
KPMG LLP:
         Mr. Kevin Reagan
Irell & Manella LLP:
         Mr. Rick Wirthlin
         Ms. Sylvianne Pizarro